UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras starts non-binding phase of Albacora and Albacora Leste

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Rio de Janeiro, November 17, 2020 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on September 25, 2020, informs the beginning of the non-binding phase regarding the sale of all of its stakes in the Albacora and Albacora Leste concessions, located predominantly in deep waters in the Campos Basin.

Potential buyers qualified for this phase will receive instructions on the divestment process, including guidelines for the preparation and submission of non-binding proposals, as well as access to a virtual data room containing additional information about the concessions. The main subsequent stages of the project will be reported to the market in due course.

This disclosure complies with the Petrobras' internal rules and with the provisions of the special procedure for assignment of rights to exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9,355/2018.

This transaction is in line with the portfolio optimization strategy and the improvement of the company’s capital allocation, increasingly concentrating its resources in world-class assets, that is, those that are more resilient in the face of oil price fluctuations, with less risk and greater financial return.

About Albacora and Albacora Leste

The Albacora field has an area of 455 km2 and is located in the northern area of the Campos Basin, in water depths ranging from 100 to 1,050 m, at a distance of about 110 km from Cabo de São Tomé, on the northern coast of the state of Rio de Janeiro. In October 2020, Albacora produced an average of 36,400 barrels of oil per day and 606,000 m3/day of gas. Petrobras is the operator of the field with 100% participation.

The Albacora Leste field has an area of 511.56 km2 and is located in the northern area of the Campos Basin, in water depths ranging from 1,000 to 2,150 m, at a distance of about 120 km from Cabo de São Tomé. In October 2020, Albacora Leste produced an average of 30,000 barrels of oil per day and 703,000 m3/day of gas. Petrobras is the operator of the field with a 90% stake and the remaining 10% belongs to Repsol Sinopec Brasil.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer